[Odyssey Re Holdings Corp. Letterhead]
January 3, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Frank Wyman
Re:	Odyssey Re Holdings Corp. Form 10-K for fiscal year ended December 31, 2004 File No. 1-16535
Dear Mr. Wyman:
     We hereby acknowledge receipt of the comment letter dated December 23, 2005 from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
     We wish to advise you that, due to the schedules of our management and our year-end reporting process, we intend to provide a response during the week of January 23, 2006.
     Please contact the undersigned at (212) 978-2803 or Christopher Cummings at (416) 360-2967 if you have any questions or require any further information in connection with this letter.
ODYSSEY RE HOLDINGS CORP.
/s/ Robert Giammarco
Robert Giammarco
Executive Vice President and Chief Financial Officer
cc:     Christopher J. Cummings, Shearman & Sterling LLP